October 5, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	ZARS Pharma, Inc. Form S-1 Registration Statement Registration File No. 333-143633
Ladies and Gentlemen:
Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended (the “Act”), ZARS Pharma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-143633) (the “Registration Statement”).
The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated thereby at this time due to market conditions. The Registration Statement has not been declared effective and no securities have been sold in connection with the offering.
Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.
Very truly yours,
ZARS Pharma, Inc.

By:	/s/ Robert Lippert
Robert Lippert
President and Chief Executive Officer

cc:	Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati
Martin J. Waters, Esq., Wilson Sonsini Goodrich & Rosati
James Linfield, Esq., Cooley Godward Kronish llp
Brent Fassett, Esq., Cooley Godward Kronish llp